Filed Pursuant to Rule 433

Registration No. 333-257399

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$2,000,000,000

2.482% FIXED-RATE RESET SUBORDINATED NOTES, DUE SEPTEMBER 2036

FINAL TERM SHEET

Dated September 14, 2021

Issuer:	Bank of America Corporation

Ratings of this Series:	Baa1 (Moody’s)/BBB+ (S&P)/A (Fitch)

Title of the Series:	2.482% Fixed-Rate Reset Subordinated Notes, due September 2036 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	$2,000,000,000

Issue Price: Selling Agents’ Commission:	100% 0.450%

Net Proceeds to Issuer:	$1,991,000,000

Trade Date:	September 14, 2021

Settlement Date:	September 21, 2021 (T+5)

Maturity Date:	September 21, 2036

Ranking:	Subordinated

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Initial Interest Rate:	2.482% per annum payable in arrears for each semi-annual Interest Period during the initial fixed rate period from, and including, the Settlement Date to, but excluding, the First Reset Date

Reset Interest Rate:	Reset Reference Rate determined as of the Reset Determination Date plus the Spread per annum payable in arrears for each semi-annual Interest Period during the first reset period from, and including, the First Reset Date to, but excluding, the Maturity Date

Spread:	120 bps

Reset Reference Rate:

Five-Year U.S. Treasury Rate

For more information on the determination of the Reset Reference Rate, including the applicable fallback provisions, see Description of the Notes—Fixed-Rate Reset Notes—Determination of Reset Reference Rates—U.S. Treasury Rate” in the Issuer’s Series N Prospectus Supplement dated August 4, 2021 (the “Prospectus Supplement”).

First Reset Date:	September 21, 2031

Subsequent Reset Date:	Not Applicable

Reset Determination Date:	The third business day preceding the First Reset Date

Interest Periods:	Each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date

Interest Payment Dates:	March 21 and September 21 of each year, beginning March 21, 2022 and ending on the Maturity Date

Day Count Convention:	30/360

Business Days:	New York/Charlotte

Business Day Convention:	Following Unadjusted Business Day Convention

Treasury Benchmark:	10 year U.S. Treasury, due August 15, 2031

Treasury Yield:	1.282%

Treasury Benchmark Price:	99-22+

Spread to Treasury Benchmark:	120 bps

Reoffer Yield:	2.482%

Listing:	None

Lead Manager and Sole Book-Runner:	BofA Securities, Inc.

Co-Managers:

AmeriVet Securities, Inc.

Bancroft Capital, LLC

Great Pacific Securities

MFR Securities, Inc.

Roberts & Ryan Investments, Inc.

Tigress Financial Partners, LLC

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

Banco de Sabadell, S.A.

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens Capital Markets, Inc.

Commonwealth Bank of Australia

Danske Markets Inc.

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

nabSecurities, LLC

Nordea Bank ABP

Nykredit Bank A/S

PNC Capital Markets LLC

Regions Securities LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

CUSIP:	06051GKC2

ISIN:	US06051GKC23

Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on September 21, 2031, or (b) in whole at any time or in part from time to time, on or after March 21, 2036 and prior to the Maturity Date, in each case, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Make-Whole Redemption:	The Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after September 23, 2026 (or, if additional Notes are issued after September 21, 2021, on or after the date that is five years and two business days after the issue date of such additional Notes), and prior to September 21, 2031, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price calculated as set forth in the Prospectus Supplement under “Description of the Notes—Redemption—Make-Whole Redemption.” For purposes of the make-whole redemption, the “spread” is 20 basis points.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@bofa.com.